Exhibit 99.1

AMTD Digital’s Subsidiary TGE Executed SPA Successfully to Acquire 50% in The Ritz Carlton Hotel Perth, Australia with a Total Value at A$280 Million

PARIS & NEW YORK & LONDON -- AMTD Group Inc. (“AMTD Group”), AMTD IDEA Group (NYSE: AMTD; SGX: HKB), and The Generation Essentials Group (“TGE” or the “Purchaser”, NYSE: TGE), a subsidiary of AMTD Digital Inc. (NYSE: HKD), announce jointly that TGE has entered into the SPA with FEC Holdings and FEC Hotel (the “Vendors”), whereby the Vendors have agreed conditionally to sell, and the Purchaser has agreed conditionally to purchase a 50% stake in the Ritz Carlton Hotel in Perth Australia.

The transaction will take place by way of acquisition of the Sale Shares and assignment of the Sale Loan, at an aggregate consideration of A$100 million (equivalent to approximately US$66.4million) subject to the terms and conditions of the SPA.

The acquisition of The Ritz-Carlton, Perth represents a significant milestone in TGE’s strategic expansion within the hospitality sector. This transaction reinforces TGE’s dedication to enhancing its global footprint with premium properties in key markets around the world.

With a portfolio that includes hotel properties in major cities worldwide—such as the iclub AMTD Sheung Wan Hotel in Hong Kong, Dao by Dorsett AMTD Singapore, as well as recently announced acquisitions in New York, London, and Malaysia —the addition of The Ritz-Carlton, Perth, further strengthens TGE’s global hospitality offerings.

The Ritz-Carlton, Perth, marks the 100th Ritz-Carlton property globally. Strengthened by the globally recognised Ritz-Carlton brand, this acquisition aligns perfectly with TGE’s vision of delivering exceptional hospitality experiences and VIP services around the globe.

INFORMATION OF THE TARGET GROUP AND HOTEL

The Target Group holds The Ritz-Carlton in Perth, a luxurious 5-star hotel as a whole building situated on the Elizabeth Quay waterfront. The hotel features 205 elegantly appointed guest rooms and suites, each with floor-to-ceiling windows that offer stunning views of the river, skyline, and urban parks.

The hotel provides sophisticated amenities, including a rooftop bar and a river-view infinity pool, while its culinary experiences showcase the finest local ingredients from Western Australia. The Ritz-Carlton Perth combines timeless luxury with a romantic setting, making it also an ideal venue for weddings and receptions.

Dr. Feridun Hamdullahpur, Chairman of the Board of Directors of TGE, stated, “With our successful execution of a SPA to acquire the 100th Ritz-Carlton worldwide, we, TGE, have now well planned to expand our hotel portfolio across major continents, including Australia, Hong Kong SAR, Singapore, Malaysia, London, and New York City. We invite you all to visit our TGE hotels under the AMTD Group globally. Be our guests!”

About AMTD Group

AMTD Group is a conglomerate with a core business portfolio spanning across media and entertainment, education and training, and premium assets and hospitality sectors.

About AMTD IDEA Group

AMTD IDEA Group (NYSE: AMTD; SGX: HKB) represents a diversified institution and digital solutions group connecting companies and investors with global markets. Its comprehensive one-stop business services plus digital solutions platform addresses different clients’ diverse and inter-connected business needs and digital requirements across all phases of their life cycles. AMTD IDEA Group is uniquely positioned as an active super connector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on X (formerly known as “Twitter”) at @AMTDGroup.

About AMTD Digital Inc.

AMTD Digital Inc. (NYSE: HKD) is a comprehensive digital solutions platform headquartered in France. Its one-stop digital solutions platform operates key business lines including digital media, content and marketing services, investments as well as hospitality and VIP services. For AMTD Digital’s announcements, please visit https://ir.amtdigital.net/investor-news.

About The Generation Essentials Group

The Generation Essentials Group (NYSE: TGE), jointly established by AMTD Group, AMTD IDEA Group (NYSE: AMTD; SGX: HKB) and AMTD Digital Inc. (NYSE: HKD), is headquartered in France and focuses on global strategies and developments in multi-media, entertainment, and cultural affairs worldwide as well as hospitality and VIP services. TGE comprises L’Officiel, The Art Newspaper, movie and entertainment projects. Collectively, TGE is a diversified portfolio of media and entertainment businesses, and a global portfolio of premium properties.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of AMTD IDEA Group and/or AMTD Digital, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of AMTD IDEA Group, AMTD Digital and The Generation Essentials Group with the SEC. All information provided in this press release is as of the date of this press release, and none of AMTD IDEA Group, AMTD Digital and The Generation Essentials Group undertakes any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

For AMTD IDEA Group:

IR Office

AMTD IDEA Group

EMAIL: ir@amtdinc.com

For AMTD Digital Inc.:

IR Office

AMTD Digital Inc.

EMAIL: ir@amtdigital.net

For The Generation Essentials Group:

IR Office

The Generation Essentials Group

EMAIL: tge@amtd.world